UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ALTUS MIDSTREAM COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02215L100

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON BCP Raptor Holdco, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Beneficial ownership of shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Altus Midstream Company, a Delaware corporation (the “Issuer”), is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C Common Stock”) subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON BCP Raptor Holdco GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON BCP Raptor Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON Blackstone Energy Management Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON Blackstone Management Associates VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON BMA VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON Blackstone EMA II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,651 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,387
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 2,387
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,038 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)

Additionally, as of the date hereof, Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone Inc. (“HFA”), is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,387
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 2,387
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,038 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)

Additionally, as of the date hereof, HFA is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

CUSIP No. 02215L100

1	NAMES OF REPORTING PERSON Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,387
	8	SHARED VOTING POWER 365,651 (1)
	9	SOLE DISPOSITIVE POWER 2,387
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,038 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Beneficial ownership of shares of Class A Common Stock of the Issuer is being reported herein because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Does not include Class C Common Stock subject to the Voting Agreement as further described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)

Additionally, as of the date hereof, HFA is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Altus Midstream Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) BCP Raptor Holdco, LP, a Delaware limited partnership (“Raptor”), (ii) BCP Raptor Holdco GP, LLC, a Delaware limited liability company (“Raptor GP”), (iii) BCP Raptor Manager LLC, a Delaware limited liability company (“Raptor Manager”), (iv) Blackstone Energy Management Associates II L.L.C., a Delaware limited liability company, (v) Blackstone Management Associates VII L.L.C., a Delaware limited liability company, (vi) Blackstone EMA II L.L.C., a Delaware limited liability company, (vii) BMA VII L.L.C., a Delaware limited liability company, (viii) Blackstone Holdings III L.P., a Québec société en commandite, (ix) Blackstone Holdings III GP L.P., a Delaware limited partnership, (x) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xi) Blackstone Inc., a Delaware corporation (“Blackstone”) and (xii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons other than Raptor and Raptor GP is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154. The address of the principal business office of Raptor and Raptor GP is 2700 Post Oak Blvd., Suite 300, Houston, Texas 77056.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The primary business purpose of Raptor is to provide gathering, transportation, compression, processing, and treating services for companies that produce natural gas, natural gas liquids, crude oil and water.

The primary business purpose of Raptor GP is performing the functions of, and serving as, the general partner of Raptor.

The primary business purpose of Raptor Manager is serving as a member of Raptor GP.

The principal business of Blackstone Energy Management Associates II L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of Raptor Manager and of other affiliated Blackstone entities. The principal business of Blackstone EMA II L.L.C. is performing the functions of, and serving as, sole member (or similar position) of Blackstone Energy Management Associates II L.L.C. and of other affiliated Blackstone entities.

The principal business of Blackstone Management Associates VII L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of Raptor Manager and of other affiliated Blackstone entities. The principal business of BMA VII L.L.C. is performing the functions of, and serving as, sole member (or similar position) of Blackstone Management Associates VII L.L.C. and of other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, managing member (or similar position) of Blackstone EMA II L.L.C., BMA VII L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and of other affiliated Blackstone entities.

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Class A Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons, and no funds were expended in consideration for the execution of either the Contribution Agreement (as defined below) or the Voting Agreement (as defined below).

Item 4.	Purpose of Transaction

Contribution Agreement

On October 21, 2021, the Issuer entered into a contribution agreement (the “Contribution Agreement”) by and among the Issuer, Altus Midstream LP, a Delaware limited partnership (the “Partnership”), New BCP Raptor Holdco, LLC, a Delaware limited liability company (“New Raptor”), and, solely for the purposes set forth therein, Raptor. Pursuant to the Contribution Agreement, New Raptor will contribute all of the equity interests of Raptor and Raptor GP to the Partnership in exchange for 50,000,000 common units representing limited partner interests in the Partnership (“Common Units”) and 50,000,000 shares of shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C Common Stock” and, together with the Class A Common Stock, the “Common Stock”, and such Common Units and Class C Common Stock together, the “Equity Consideration”).

In connection with the consummation of the transactions contemplated by the Contribution Agreement (“Closing”), the Contribution Agreement provides that the Issuer shall cause its board of directors (the “Board”) to consist of (i) the chief executive officer of the Issuer following Closing, (ii) three (3) directors designated by Blackstone Energy Partners II L.P., (iii) two (2) directors designated by ISQ Global Infrastructure Fund II L.P. (“ISQ”), (iv) one (1) director designated by APA Corporation, a Delaware corporation (“APA”), and (v) four (4) directors that would qualify as independent for purposes of service on the audit committee of the Issuer under NASDAQ rules, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002, two (2) of whom shall be designated by APA and two (2) of whom shall be designated by New Raptor; provided, that each of APA and New Raptor shall have one (1) (but no more than one (1)) opportunity to veto one (1) of such other person’s designees under this clause (v) in its sole discretion but shall have no further veto or similar right with respect to any other designee of such person under this clause (v) (collectively, the “Contribution Agreement Board Composition”).

At Closing, the Contribution Agreement also provides that the Issuer’s existing registration rights agreement will be amended and restated to, among other things, add the Subject Shareholders following Closing as parties to such agreement and provide registration rights related to the Equity Consideration.

The Contribution Agreement provides that, following stockholder approval and in connection with Closing, the Issuer shall duly execute and submit the Third Amended and Restated Certificate of Incorporation as well as duly adopt the Amended and Restated Bylaws, in each case in a form attached to the Contribution Agreement, and which provide, among other things and subject to certain limitations and exceptions, (i) stockholders of the Issuer may act by written consent in lieu of holding a meeting of the stockholders, (ii) stockholders of the Issuer that own more than 10% of the outstanding shares of Common Stock may call a special meeting of the stockholders, (iii) directors on the Board may be removed with or without cause and (iv) revisions to the Corporate Opportunities article in the Issuer’s Second Amended and Restated Certificate of Incorporation.

The foregoing description of the Contribution Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Contribution Agreement, which is filed as Exhibit B to this Schedule 13D and is also incorporated herein by reference.

Voting Agreement

In connection with the Contribution Agreement, Raptor, New Raptor, Apache Midstream LLC, a Delaware limited liability company (“Apache Midstream”), and solely for purposes of Section 6.1, APA, entered into a voting and support agreement (the “Voting Agreement”), relating to the 365,651 shares of Class A Common Stock, 12,500,000 shares of Class C Common Stock and warrants to purchase 159,107 shares of Class A Common Stock of the Issuer (the “Class A Warrants”) beneficially owned by Apache Midstream or any shares of Common Stock over which Apache Midstream acquires beneficial ownership subsequent to the date of the Voting Agreement (the “Covered Securities”). Pursuant to the Voting Agreement, among other things, Apache Midstream agreed, among other things and subject to certain limitations and exceptions, to vote all shares of Common Stock constituting Covered Securities beneficially owned by Apache Midstream in favor of the adoption of the Contribution Agreement and any other matters necessary for consummation of the transactions contemplated thereby (the “Transactions”) in a manner to facilitate consummation of the Transactions contemplated by the Contribution Agreement (the “Transaction Matters”), and granted to Raptor an irrevocable proxy to vote such Covered Securities in accordance with the foregoing. One such exception is if the Board makes a Change in Company Recommendation (as defined in the Contribution Agreement), the number of shares of Common Stock constituting Covered Securities that are required to vote in favor of the Transaction Matters shall only represent (a) 35% of the total outstanding shares of Common Stock plus (b) a percentage of all shares of Common Stock beneficially owned by Apache Midstream not covered by clause (a) equal to the percentage of shares of Common Stock not beneficially owned by Apache Midstream (“Non-Apache Shares”) that vote in favor of Transaction Matters relative to the number of Non-Apache Shares that vote in favor of or against the Transaction Matters.

In addition, pursuant to the Voting Agreement, Apache Midstream has agreed, subject to certain limitations and exceptions, not to Transfer (as defined in the Voting Agreement) any or all of the Covered Securities beneficially owned by Apache Midstream or deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy (except as provided in the Voting Agreement) or power of attorney with respect thereto.

The Voting Agreement shall terminate upon the earliest to occur of: (a) the Closing Date (as therein defined); and (b) the termination of the Contribution Agreement pursuant to and in compliance with the terms thereof.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is filed as Exhibit C to this Schedule 13D and is also incorporated herein by reference.

A&R Stockholders Agreement

On October 21, 2021, the Issuer entered into an amended and restated stockholders agreement (“A&R SHA”) with APA, Apache Midstream, New Raptor, certain other affiliates of the Reporting Persons who will own the Equity Consideration immediately following Closing (“Subject Shareholders”) and, solely for purposes of Sections 2(a)(iv) and 2(a)(v), Raptor.

The A&R SHA becomes effective immediately prior to, and conditioned upon, the Closing; provided that effective as of October 21, 2021 the parties to the A&R SHA agreed to negotiate and enter into a dividend reinvestment plan that shall be implemented shortly following Closing, be open to all holders of Common Stock, and require the Subject Shareholders and Apache Midstream to reinvest in such plan through 2023 at least 20% and up to 100% (as determined by the audit committee of the Board) of their respective quarterly dividends from Common Units and shares of Class A Common Stock held by such persons immediately following Closing.

Pursuant to the A&R SHA, the Subject Shareholders and Apache Midstream agreed, subject to certain limitations and exceptions, not to Transfer (as defined in the A&R SHA) Subject Securities (as defined in the A&R SHA) for 12 months following the Closing. The A&R SHA also provides that, subject to applicable law and other limitations, following Closing the Issuer shall not reduce its dividends on shares of Class A Common Stock below $1.50 a quarter through December 31, 2023 without the prior written consent of Apache Midstream and certain affiliates of Blackstone and ISQ for so long as such persons are entitled to nominate a director pursuant to the A&R SHA. Pursuant to the A&R SHA, any Covered Related Party Transaction (as defined in the A&R SHA) following Closing requires the prior approval of 66% or more of the disinterested directors on the Board, as determined by the Board.

Following Closing, the A&R SHA provides for continuing director nomination rights consistent with clauses (ii) – (v) of the Contribution Agreement Board Composition and that an affiliate of Blackstone will have the right for a director it nominates to serve as the non-executive chairperson of the Board until December 31, 2024, subject in each case to certain limitations and reduced nomination rights depending on respective percentage ownership of the outstanding shares of Common Stock by such persons and their respective affiliates.

On October 21, 2021, and effective upon the Closing, the Issuer also entered into a voting agreement with certain affiliates of Blackstone (the “Post-Closing Voting Agreement”) pursuant to which such Blackstone affiliates agreed to vote all shares of Common Stock they beneficially own in favor of individuals designated to the Board pursuant to the A&R SHA. APA and Apache Midstream as well as an affiliate of ISQ also entered into separate similar voting agreements with the Issuer that shall be effective upon the Closing. The Reporting Persons expressly disclaim that they are a member of a “group” with any of such entities for the purposes of Section 13(d) of the Exchange Act or otherwise.

The foregoing description of the A&R SHA and the Post-Closing Voting Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the A&R SHA and the Post-Closing Voting Agreement, which are filed as Exhibits D and E, respectively, and are each also incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 3,746,460 shares of Class A Common Stock outstanding, as disclosed in the Contribution Agreement.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, as a result of the Voting Agreement, the Reporting Persons may be deemed to have shared voting power with respect to up to 365,651 shares of Class A Common Stock, and thus, for the purpose of Rule 13d-3 under the Act, the Reporting Person may be deemed to be the beneficial owner of 365,651 shares of Class A Common Stock. Additionally, as of the date hereof, Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone Inc. (“HFA”), is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

As of October 21, 2021, 365,651 shares of Class A Common Stock, 12,500,000 shares of Class C Common Stock and 159,107 Class A Warrants owned by Apache Midstream are subject to the Voting Agreement. The aggregate number of shares of Common Stock covered by the Voting Agreement represents approximately 79.4% of the outstanding Common Stock, based on 16,405,567 aggregate shares of Common Stock issued and outstanding as of October 21, 2021, comprised of 3,746,460 shares of Class A Common Stock and 12,500,000 shares of Class C Common Stock outstanding, as disclosed in the Contribution Agreement, as well as 159,107 shares of Class A Common Stock underlying the Class A Warrants held by Apache Midstream.

Raptor GP is the general partner of Raptor.

Raptor Manager owns a majority of the outstanding membership interests in Raptor GP.

Blackstone Energy Management Associates II L.L.C. and Blackstone Management Associates VII L.L.C. are the managing members of Raptor Manager. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C.

Blackstone Holdings III L.P. is the managing member of each of BMA VII L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. and indirectly controls HFA through one or more subsidiaries. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

(d) The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, any shares of Class A Common Stock subject to the Voting Agreement. The Reporting Persons will have no pecuniary interest in any shares of Class A Common Stock unless and until the transactions contemplated by the Contribution Agreement are consummated.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons (filed herewith).

Exhibit B	Contribution Agreement dated as of October 21, 2021, by and among Altus Midstream Company, a Delaware corporation, Altus Midstream LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and solely for purposes of Section 5.27 and Article III, BCP Raptor Holdco, LP, a Delaware limited partnership (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit C	Voting and Support Agreement, dated as of October 21, 2021, by and among BCP Raptor Holdco, LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, Apache Midstream LLC, a Delaware limited liability company, and solely for purposes of Section 6.1, APA Corporation, a Delaware corporation (filed herewith).

Exhibit D	Amended and Restated Stockholders Agreement, dated as of October 21, 2021 and effective as of Closing (other than as described herein), by and among Altus Midstream Company, a Delaware corporation, APA Corporation, a Delaware corporation, Buzzard Midstream LLC, a Delaware limited liability company, BCP Raptor Aggregator, LP, a Delaware limited partnership, BX Permian Pipeline Aggregator LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and, solely for purposes of Section 2(a)(iv) and Section 2(a)(v), BCP Raptor Holdco, LP, a Delaware limited partnership (filed herewith).

Exhibit E	Voting Agreement dated as of October 21, 2021 and effective as of Closing, by and among Altus Midstream Company, a Delaware corporation, BCP Raptor Aggregator, LP, a Delaware limited partnership, and BX Permian Pipeline Aggregator LP, a Delaware limited partnership (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2021

BCP RAPTOR HOLDCO, LP

By:	/s/ Todd Carpenter
Name:	Todd Carpenter
Title:	General Counsel

BCP RAPTOR HOLDCO GP, LLC

By:	/s/ Todd Carpenter
Name:	Todd Carpenter
Title:	General Counsel

[Altus Midstream Company – Schedule 13D]

BCP RAPTOR MANAGER LLC

By:	Blackstone Energy Management Associates II L.L.C., its managing member

By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

By:	Blackstone Management Associates VII L.L.C., its managing member

By:	BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES II L.L.C.

By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

[Altus Midstream Company – Schedule 13D]

BLACKSTONE EMA II L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE MANAGEMENT ASSOCIATES VII L.L.C.

By:	BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BMA VII L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

[Altus Midstream Company – Schedule 13D]

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

[Altus Midstream Company – Schedule 13D]

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

[Altus Midstream Company – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Hamilton E. James	Executive Vice Chairman of Blackstone Inc.
Michael S. Chae	Chief Financial Officer of Blackstone Inc.
John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Hamilton E. James	Executive Vice Chairman of Blackstone Inc.
Kelly A. Ayotte	Former United States Senator from New Hampshire
Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.
James W. Breyer	Founder and Chief Executive Officer of Breyer Capital
Reginald J. Brown	Partner for the law firm, Kirkland & Ellis
Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust
Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide
Jay O. Light	Dean Emeritus, Harvard Business School
The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP
William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)
Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.